

07006592





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30416 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARLES STREET SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 WILTON CRESCENT
(No. and Street)

LONDON (City) ENGLAND-UNITED KINGDOM (State) SW1X 8RN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERARD MIZRAHI 0044-20-7235 7642
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SACHER & CO., P.C.
(Name – *if individual, state last, first, middle name*)

162 ROUTE 202 (Address) SOMERS (City) NY (State) 10589 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, GERARD MIZRAHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARLES STREET SECURITIES, INC., as of DECEMBER 31, 2006, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

PRESIDENT

Title

~~Notary Public~~ Commissioner for Oaths


SOLICITOR
GRAHAM JONES
COMMISSIONER FOR OATHS

CHILD & CHILD
SOLICITORS
14 GROSVENOR CRESCENT
LONDON SW1X 7EE

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CHARLES STREET SECURITIES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2006 AND 2005

**CHARLES STREET SECURITIES, INC.**

**CONTENTS**

**DECEMBER 31, 2006 AND 2005**



All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors
Charles Street Securities, Inc.

We have audited the accompanying statement of financial condition of Charles Street Securities, Inc. as of December 31, 2006 and 2005, and the related statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Street Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Somers, New York
March 28, 2007

CHARLES STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 214,711 | $ 167,301 |
| Accounts receivable | 19,217 | 36,885 |
| Loans to stockholder | 248,943 | 316,991 |
| Loans to affiliate | - | 26,115 |
| Prepaids and other current assets | 16,375 | 23,864 |
| Securities owned: | | |
| Marketable, at market value | 543,634 | 491,090 |
| Not readily marketable, at estimated fair value | 137,138 | 43,020 |
| Equipment, net of accumulated depreciation of $20,953 (2006) and $35,256 (2005) | 6,873 | 20,960 |
| Other assets | 78,781 | 54,519 |
| | $ 1,265,672 | $ 1,180,745 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 172,757 | $ 167,318 |
| Income taxes payable | 42,723 | 39,236 |
| Deferred income tax liability | 142,217 | 127,139 |
| Subordinated loan | - | 50,000 |
| Total liabilities | 357,697 | 383,693 |
| Stockholders' equity | 907,975 | 797,052 |
| | $ 1,265,672 | $ 1,180,745 |

See notes to financial statements.

## CHARLES STREET SECURITIES, INC.

## STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

## YEARS ENDED DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| **Revenue:** | | |
| Investment banking and advisory fees | $ 1,556,183 | $ 3,349,123 |
| Unrealized gain (loss) on securities | 95,300 | (763,313) |
| Realized gain on securities | - | 6,928 |
| Interest | 7,148 | 8,172 |
| | 1,658,631 | 2,600,910 |
| **Expenses:** | | |
| Salaries and related costs | 378,853 | 2,190,229 |
| Telephone and utilities | 21,598 | 39,996 |
| Office expenses | 542,217 | 328,375 |
| Travel and entertainment | 106,965 | 127,180 |
| Professional fees | 476,548 | 385,485 |
| Rent | 26,203 | 120,912 |
| Insurance | 4,905 | 8,319 |
| Interest expense | 6,151 | 7,500 |
| Miscellaneous | 30,025 | 60,627 |
| Depreciation | 15,645 | 9,452 |
| | 1,609,110 | 3,278,075 |
| Income (loss) before income taxes (benefit) | 49,521 | (677,165) |
| Income tax expense (benefit) | 17,822 | (248,372) |
| Net income (loss) | 31,699 | (428,793) |
| Other comprehensive income (loss), Foreign currency translation | 29,224 | (18,701) |
| Comprehensive income (loss) | $ 60,923 | $ (447,494) |

See notes to financial statements.

## CHARLES STREET SECURITIES, INC.

## STATEMENT OF STOCKHOLDERS' EQUITY

## YEARS ENDED DECEMBER 31, 2006 AND 2005

| | Common stock * | | | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares authorized | Number of shares issued and outstanding | Par value | Capital in excess *of par* | Other comprehensive income | Retained earnings | Total |
| Balance, January 1, 2005 | 2,000 | 1,250 | $0.13 | $ 622,864 | $ 20,396 | $ 601,286 | $ 1,244,546 |
| Foreign currency translation | - | - | - | - | (18,701) | - | (18,701) |
| Net loss, year ended December 31, 2005 | - | - | - | - | - | (428,793) | (428,793) |
| Balance, December 31, 2005 | 2,000 | 1,250 | $0.13 | 622,864 | 1,695 | 172,493 | 797,052 |
| Foreign currency translation | - | - | - | - | 29,224 | | 29,224 |
| Conversion of subordinated loan to stockholders' equity | | | | 50,000 | | | 50,000 |
| Net income, year ended December 31, 2006 | - | - | - | - | - | 31,699 | 31,699 |
| Balance, December 31, 2006 | 2,000 | 1,250 | $ 0.13 | $ 672,864 | $ 30,919 | $ 204,192 | $ 907,975 |

*Par value $.0001 per share at December 31, 2005 and 2004

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 31,699 | $ (428,793) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Provision for doubtful collections | 26,115 | - |
| Unrealized (gain) loss on securities owned | (95,300) | 763,313 |
| Realized gain on securities owned | - | (6,928) |
| Depreciation | 15,645 | 9,452 |
| Loss on sale of equipment | 27,661 | - |
| Deferred income taxes (benefit) | 15,078 | (257,622) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 17,668 | 28,034 |
| Prepaid expenses | 7,489 | 6,243 |
| Other assets | (24,262) | (41,444) |
| Accounts payable and accrued expenses | 6,182 | 130,148 |
| Income taxes payable | 2,744 | 9,250 |
| Net cash provided by operating activities | 30,719 | 211,653 |
| **Cash flows from investing activities:** | | |
| Purchase of equipment | - | (9,023) |
| Sale of equipment | (29,219) | - |
| Sale of securities, net | (51,362) | - |
| Loans to stockholder, net of repayments | 68,048 | (150,883) |
| Loans to affiliate | - | (26,115) |
| Net cash (used in) investing activities | (12,533) | (186,021) |
| Cash flows from financing activities | - | - |
| Effect of exchange rate changes on cash | 29,224 | (18,701) |
| Increase in cash and cash equivalents | 47,410 | 6,931 |
| Cash and cash equivalents, beginning of year | 167,301 | 160,370 |
| Cash and cash equivalents, end of year | $ 214,711 | $ 167,301 |

See notes to financial statements.

## 1. Significant accounting policies:

### Nature of operations:

Charles Street Securities, Inc. is a private merchant banking firm which is primarily engaged in (a) investment banking for micro-cap companies, (b) discretionary investment advisory services, (c) financial advisory work, and (d) through March, 2006, the retail distribution of securities. The majority of the Company's revenue is generated in the United Kingdom.

As a registered broker/dealer under the Securities Exchange Act of 1934, the Company is a member of both the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company is also subject to regulation by the Financial Services Authority in the United Kingdom.

### Revenue recognition:

Investment banking and advisory fees are recognized when services are completed and collection is certain.

### Receivables:

The Company provides services to clients using credit terms customary in its industry. Interest is not normally charged on receivables. Management establishes a reserve for losses on its accounts based on specific customer situations, historic loss experience and current economic conditions. Losses are written-off to the reserve when management determines further collection efforts will not produce recoveries. At December 31, 2006, the Company reserved $26,115 for losses on receivables and at December 31, 2005, there was no such reserve for losses on the Company's receivables.

### Securities owned:

Securities owned are equity securities valued at market value based on quoted market prices, if available, or on management's estimate after giving due consideration to market liquidity and volatility.

### Foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while revenue and expenses are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

The effects of translating the financial statements of the Company's retail division from its functional currency to United States dollars are presented as comprehensive income.

**1. Significant accounting policies (continued):**

**Depreciation:**

Depreciation is provided on the straight-line method over the estimated useful service lives of the equipment.

**Cash and cash equivalents:**

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2006 and 2005, the Company maintained its deposits in bank accounts in the United Kingdom. These deposits are not protected by the Federal Deposit Insurance Corporation or an equivalent.

**Estimates:**

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**2. Retail distribution business:**

During 2006, the Company ceased its retail distribution business that it had acquired during the year 2001. Pursuant to agreements, certain employees earn additional compensation based on 74% of the annual pre-tax profits of the retail business, as defined and as adjusted for reserves. There was no such additional compensation earned for years 2006 and 2005.

**3. Securities owned:**

Securities owned are either minimally traded or issued by start-up private companies. Marketable securities owned consist of investment securities at market values, as follows:

| | Dec. 31, 2006 | | Dec. 31, 2005 | |
|---|---|---|---|---|
| Security | Shares | Value | Shares | Value |
| Servision | 536,000 | $ 309,773 | 536,000 | $ 267,464 |
| Cubus Lux | 791,334 | 232,545 | 861,000 | 222,310 |
| Various | | 1,316 | | 1,316 |
| | | $543,634 | | $491,090 |

## 3. Securities owned (continued):

Shares of Servision and Cubus Lux are traded on the Alternative Investment Market, in London and their values are based on quoted mid market prices at year end.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities, Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2006 and 2005 the Company's portfolio of securities not readily marketable included 200,000 shares and 100,000 shares of Safe Europe valued at $137,138 and $43,020, respectively, as well as shares in other investees that management has estimated have no reportable value. The Safe Europe shares are not traded; accordingly, such shares have been valued based on management's best estimate of market value at year end.

## 4. Subordinated loan:

The Company borrowed $50,000 in 2005 from its majority stockholder under a subordination agreement. The loan, which matured on September 30, 2006, required interest at 15% per annum. On the maturity date, the subordinated loan was converted to stockholders' equity.

Interest on this loan amounted to $5,625 and $7,500 for the years ended December 31, 2006 and 2005, respectively.

The only change in liabilities subordinated to general creditors for the year ended December 31, 2006 was a $50,000 reduction pursuant to the conversion of the subordinated loan to stockholders' equity.

## 5. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires (a) the maintenance of minimum net capital, (b) that the ratio of aggregate indebtedness to net capital, shall not exceed 15:1, and (c) that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1.

## 6. Related party transactions:

The Company is a party to an investment management agreement and an operating agreement with an affiliated limited partnership organized in the United Kingdom. Under the agreements, the Company earns a management fee of 1% to 2% annually on the net asset value of the affiliate's investment portfolios, an annual operator fee on each investment series, and a performance fee of 20% on the quarterly increase in the net asset value in the investment portfolios. Fees earned from this related party in 2006 and 2005 were $143,958 and $676,124, respectively.

**7. Income taxes:**

The types of temporary differences and carryforwards that give rise to significant portions of net deferred tax assets and liabilities include investment income or losses and carryforwards pertaining to capital losses and to charitable donations. At December 31, 2006, the Company has unused charitable contribution deductions of $12,000 and a capital loss carryforward of $25,000 available to reduce future capital gains expiring through the year 2009.

Significant reconciling items between the income tax provisions and the income taxes computed by applying the statutory federal income tax rate to income before income taxes are primarily attributable to state income taxes, nondeductible expenses, and the benefits of carryforwards pertaining to contribution deductions and net operating losses.

The income tax effects of temporary differences that give rise to significant portions of the net deferred liabilities are presented as follows:

| | 2006 | 2005 |
|---|---|---|
| Unrealized gain on securities | $ (172,260) | $ (139,858) |
| Charitable contribution carryover | 8,622 | 4,299 |
| Depreciation | 3,724 | (221) |
| Capital loss carryover | 8,641 | 8,641 |
| Allowance for doubtful accounts | 9,057 | - |
| Total deferred tax liability, net | $ (142,217) | $ (127,139) |

The significant components of the income tax provisions are presented below:

| | 2006 | 2005 |
|---|---|---|
| Current income taxes | $ 2,744 | $ 9,250 |
| Deferred income taxes (benefit) | 15,078 | (257,622) |
| | $ 17,822 | $ (248,372) |

**8. Lease commitment:**

The Company maintained office space located in the United Kingdom under an operating lease. The lease calls for annual rent payable in British Sterling of 36,788 pounds (U.S. $72,070 at December 31, 2006) and additional rent pertaining to property taxes, insurance and other costs. The lease, which commenced during year 2003, carries a 10-year term with provision for early termination on the third or fifth anniversary dates.

Rent expense for the year 2006 was $26,203 (net of sub-rental income of $60,046 charged to affiliate). Rent expense for the year 2005 totaled $120,912 .

**9. Statement of cash flows:**

Supplemental disclosures to the statement of cash flows are presented below.

| | 2006 | 2005 |
|---|---|---|
| Income taxes paid | $ 21,489 | $ 7,295 |
| Non-cash investing and financing activities: | | |
| Receipt of securities as collections on loans receivable | 117,546 | 43,020 |
| Receipt of management fees in securities | - | 63,893 |
| Conversion of subordinated loan to stockholders' equity | 50,000 | - |

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors
Charles Street Securities, Inc.

We have audited the accompanying financial statements of Charles Street Securities, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated March 28, 2007. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information (except the portion marked unaudited on which we express no opinion) has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Sachs + Co., PC

Somers, New York
March 28, 2007

## CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2006

| | | | |
|---|---|---|---|
| **Net capital:** | | | |
| Total stockholder's equity | | $ | 907,975 |
| Add other allowable credits: | | | |
| Deferred tax liability | | | 142,217 |
| | | | 1,050,192 |
| **Deductions/non-allowable assets** | | | |
| Accounts receivable | 19,217 | | |
| Loans to stockholder | 248,943 | | |
| Prepaid expenses | 16,375 | | |
| Securities owned | 640,266 | | |
| Equipment, net | 6,873 | | |
| Other assets | 78,781 | | 1,010,455 |
| | | | 39,737 |
| Less haircuts | | | 13,272 |
| Net capital | | $ | 26,465 |
| **Aggregate indebtedness:** | | | |
| Accounts payable and accrued expenses | | $ | 172,757 |
| Income taxes payable | | | 42,723 |
| Total aggregate indebtedness | | $ | 215,480 |
| **Computation of basic net capital requirements** | | | |
| Minimum net capital required (6-2/3% of $215,480) | | $ | 14,265 |
| Minimum dollar net capital requirement | | | 5,000 |
| Net capital requirement | | | 5,000 |
| Net capital in excess of minimum required | | | 12,100 |
| Net capital at 1000% | | | 4,917 |
| Ratio of aggregate indebtedness to net capital | | | 8:1 |

## CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

## RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2006

| | | |
|---|---|---|
| **Net capital**, as reported in the Company's Part IIA of the FOCUS report (unaudited) | $ | 132,749 |
| **Audit adjustments relating to:** | | |
| Decrease in fee income | | (94) |
| Additional professional fees | | (69,674) |
| Increase in operating expenses | | ( 83,292) |
| Income taxes | | (2,744) |
| Increase in comprehensive income | | 29,224 |
| Increase in non-allowable assets | | 20,296 |
| **Net capital**, as adjusted | $ | 26,465 |

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors
Charles Street Securities

In planning and performing our audit of the financial statements and supplemental schedules of Charles Street Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sachs + Co., PC

Somers, New York
March 28, 2007

END